UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

AEW Real Estate Income Fund (Name of Issuer)
Common Stock (Title of Class of Securities)
00104h107 (CUSIP Number)

Coleen Downs Dinneen, Esq.

IXIS Asset Management Distributors, L.P.

Investment Advisor to the Fund

399 Boylston Street

Boston, MA 02116

(617) 449-2810

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 27, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1 (f) or §240.13d-1(g), check the following box. ( X )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00104h107

1.	Names of Reporting Persons. Stevenson Capital Management, Inc. I.R.S. Identification No. 77-0561076

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Cupertino, California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 368,400

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 368,400

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,400

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person IA

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SCHEDULE 13D
CUSIP No. 00104h107

1.	Names of Reporting Persons. Walter Stevenson I.R.S. Identification No. 57-1648114

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA, Cupertino, California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 368,400

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 368,400

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,400

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person BD

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Item 1.  Security and Issuer

This statement on Schedule 13D relates to shares of common stock of AEW Real Estate Income Fund (Issuer). The principle executive office of the Issuer is located at 399 Boylston Street, Boston, MA 02116.

Item 2. Identity and Background

(a)	Name: Stevenson Capital Management, Inc. (California corporation) Mr. Walter Stevenson (individual residing in California)

(b)	Residence or business address: 19925 Stevens Creek Blvd Cupertino, CA 95014

(c)

Present Principal Occupation or Employment: The principal business of Stevenson Capital Management is that of a registered investment advisor. Mr. Stevenson is the President of Stevenson Capital Management at the address specified under Item 2(b) above.

(d)	Criminal Conviction: None of its reporting persons has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations).

(e)

Court or Administrative Proceedings: None of the reporting persons has, during the last 5 years, been a party to a civil proceeding or judicial body, or subject to a judgment or a decree enjoining future violations, or mandates.

(f)	Citizenship: USA

Item 3.  Source and Amount of Funds or Other Consideration:

Purchased on behalf of clients 368,400 shares reported herein by the reporting persons were acquired at an aggregate price of approximately $18.19 per share (including commissions) using its investment capital in the ordinary course of business.

Item 4. Purpose of Transaction

Stevenson Capital Management Inc. (SCM) bought RIF to own the underlying asset category and to take advantage of the issuer's expertise in the asset category. Also, the discount to Net Asset Value (NAV) (with its potential to be reduced or eliminated) was an attraction of the transaction. SCM, Inc. intends to continue buying the security as long as it trades at a substantial discount to NAV. If the discount persists SCM, Inc. will urge management to take whatever steps are necessary to reduce or eliminate the discount to NAV. This would include liquidating, open ending or any other step that would benefit shareholders. If a change in the present board would be necessary, SCM, Inc. would propose such a change. Selling securities to eliminate the leverage and pay capital gain distributions would benefit shareholders and will be recommended. A tender offer of a certain percentage of shares at NAV on a regular basis would be a proposal that SCM, Inc. may make. SCM, Inc. realizes that some of its proposals would require a vote under section 13 of the Investment Company Act of 1940.

Consistent with and further to the purposes described above, on February 27, 2007, SCM sent a letter to the Issuer stating SCM’s concern that the Issuer is not returning enough of the fund’s value to its shareholders and recommending that the Issuer: (1) within the next sixty (60) days, sell sufficient assets of the Issuer to eliminate the

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Fund’s leverage, which, in turn, will generate realizable net capital gains distributions of approximately $5.00 per share; (2) commence an issuer tender offer or series of tender offers (or a reasonably structured open-market share repurchase program) to repurchase at least 400,000 shares of the Issuer’s common stock; and (3) commit to file with the SEC within a reasonable period of time, not to exceed 90 days, an application for an exemptive order that would allow the implementation of a managed distribution plan under Section 19(b) of the Investment Company Act of 1940 which will pay a dividend to the shareholders at an annual rate of 8% of NAV. The letter also states that SCM is prepared, if necessary, to propose with regard to the upcoming 2007 shareholders meeting, the election of a slate of directors that is committed to realizing shareholder value, and that the shareholders consider a proposal making the fund open-ended. The foregoing description of the letter is qualified in its entirety by reference to the letter attached hereto as Exhibit A.

The reporting persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its directors. Depending on various factors, the reporting persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the directors of the Issuer, communicating with other stockholders, and making proposals to the Issuer similar to those described above.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
None, except as set forth above.
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
No.
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Yes.
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Yes.
(e)	Any material change in the present capitalization or dividend policy of the issuer;
Yes.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Yes.
(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
No.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

No.
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
No.
(j)	Any action similar to any of those enumerated above.
Yes.

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Item 5. Interest in Securities of the Issuer

(a)

The aggregate percentage of shares reported to be beneficially owned by the reporting person is based upon 3.833 million shares outstanding as reported by the Issuer's Shareholder Report for the period ended July 31, 2006.

(b)	Reporting persons have full power or direction to the disposition of the shares.

(c)	No transactions relating to the shares reported on were effected by the reporting persons during the past sixty days.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct receipt of dividends from or its proceeds from the sale of the shares.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the reporting persons has any arrangement with any person affiliated with the security of the issuer.

Item 7. Material to be Filed as Exhibits Exhibit A Letter sent to the Issuer dated as of February 27, 2007.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2007
Lee A. Scundi
By:	/s/ Lee A. Scundi
Lee A. Scundi
Walter Stevenson
By:	/s/ Walter Stevenson
Walter Stevenson

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Exhibit A

[Letterhead of Stevenson Capital Management, Inc.]

Stevenson Capital Management, Inc.

19925 Stevens Creek Boulevard

Cuppertino, California 95014

February 27, 2007

VIA FEDERAL EXPRESS

Mr. John T. Hailer

President, Chief Executive Officer and Trustee

AEW Real Estate Income Fund

399 Boylston Street

Boston, MA 02116

Dear Mr. Hailer:

In May 2006, Stevenson Capital Management, Inc. (“SCM”) filed a Schedule 13D with the U.S. Securities and Exchange Commission (the “SEC”) expressing its views with respect to its holdings in the common stock in AEW Real Estate Income Fund (the “Fund”). At that time, SCM stated that if the discount to net asset value (“NAV”) persisted, it would urge management to take whatever steps are necessary to reduce or eliminate the discount to NAV. Two of the suggestions that were made to benefit the shareholders included the following: sell securities to eliminate the leverage and pay capital gains distributions; and make a series of tender offers for a certain percentage of the shares at NAV on a regular basis. On behalf of SCM, I have attempted on several occasions to contact a representative of the Fund to arrange a meeting with the Board to discuss these and other suggestions that I believe will benefit the shareholders of the Fund; however, I have received no response whatsoever to my attempts to engage in a discussion regarding these important issues.

As SCM continues to review the operations of the Fund, it becomes more and more apparent to us that the Fund is not doing enough to produce a satisfactory return on investment to its shareholders. If there are aspects of the Fund’s business that could mitigate our concerns and were not discussed in the Fund’s public filings, we and the other Fund public shareholders deserve to understand them.

We have made our own analysis and suggest that the Fund promptly commit to take the following steps:

1.           Within the next sixty (60) days, sell sufficient assets of the Fund to eliminate the Fund’s leverage, which, in turn, will generate realizable net capital gains of approximately $5.00 per share to the shareholders;

2.           Commence an issuer tender offer or a series of issuer tender offers (or a reasonably structured open-market share repurchase program) to repurchase at least 400,000 shares of the Fund’s common stock (we fully understand that the Fund may need to sell additional assets in addition to those noted above to finance this repurchase program); and

3.           Commit to file with the SEC within a reasonable period of time, not to exceed 90 days, an application for an exemptive order that would allow the implementation of a managed distribution plan under Section 19(b) of the Investment Company Act of 1940 which will pay a dividend to the shareholders at an annual rate of 8% of NAV.

We realize that our approach presents a direct course of action. Our underlying proposition is that not enough of the value locked within the Fund is benefiting the shareholders. The value of the Fund belongs to the shareholders and we want management of the Fund to affirmatively take action to return a portion of that value to the shareholders. While your lack of response to our prior overtures have prevented us from having a meaningful

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dialog, I would again extend a sincere offer to you and your board to discuss the Fund’s future with us. If necessary, we are fully prepared to move forward to propose a slate of directors for election at the upcoming annual meeting of shareholders with individuals committed to realizing shareholder value and responding to shareholders concerns and to further propose for the consideration of the Fund’s shareholders that the Fund be converted from a closed-end to an open-end fund.

As the time to submit nominations and proposals under the Fund’s advance notice bylaws rapidly approaches, we hope that you realize that it would better serve the Fund and its shareholders if we could discuss our options rather than resort to a proxy fight. It is our hope that this letter serves as a catalyst to a meaningful dialogue.

Sincerely,

/s/ WALTER STEVENSON

Walter Stevenson
President and Chief Executive Officer
Stevenson Capital Management, Inc.

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